STATEMENT OF QUALIFICATIONS

I, Rolf Schmitt, do hereby certify that:

I. I am employed as Project Manager by:

Rescan Environmental Services Ltd.
1111 West Hastings Street, Vancouver B.C. V6E 2J3

II. I graduated with a Masters of Science, Geology (1993) University of Ottawa; Master of Science Regional Planning, (1985) University of British Columbia; and, Bachelors of Science, Honours Geology (1977) University of British Columbia.

III. I am a Professional Geoscientist, Registration No. 19824 in the Province of British Columbia.

IV. I have worked as a Geologist (21 years), Manager of Geoscience (4 years) and Project Manager (5 years) years since my graduation from undergraduate university.

V. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

VI. I am responsible for the preparation of Sections 25.4, and 25.6 to 25.8 of this technical report titled New Afton Detailed Feasibility Study dated March 2007. Since December, 2005, I personally supervised the environmental and socio-economic baseline and assessment program of the New Afton Project for the purposes of preparing and submitting an Application for a Permit Approving the Mine Plan and Reclamation Program under the Mines Act and the Feasibility Report. I worked collaboratively and under direction of John Shillabeer, P.Eng, Hatch Associates, and Kevin J. Ross, COO, New Gold Inc.

VII. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

VIII. I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

IX. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

X. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 30th day of March 2007.

Signature of Qualified Person

PROFESSIONAL GEOSCIENTIST — PROVINCE OF BRITISH COLUMBIA — H. R. SCHMITT — March 30, 2007

Rolf Schmitt, P.Geo.

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